February 28, 2022

Mike:

1. We are going live with We Funder tomorrow. Goal is to raise $1 million. Seed round scheduled this summer.

2. We Funder does not officially get promoted to their customers until we raise the $50K from Friends and family. Once we get $50k it sits in escrow and then they will file the Form C. 21 days later we get access to the cash.

Thus, this is the Friends and family and Crowdfunding site for now....

3. WeFunder uses SAFE (the norm in Silicon Valley) as opposed to convertible notes. Our plan is to offer a 15% discount on those who invest in the SAFES when we go to Seed Funding.

4. A few notes, any investment of more than $25k is not subject to WeFunders 7.5% fee. Minimum investment is $100

5. I have the #1 CrowdFunding attorney in the country out of NY who set up the corp in Delaware for me.

6. I was hoping you and Kathy would invest and want to serve as the Appointed leader of the Special Purpose Vehicle, which represents all the investors. I have 15 other people I am taking too.

The norm with WeFunder is that 2/3 of the raise overall comes from my own network, but more urgently I want to get $50k minimum committed by the end of this week. I started with you two, for a lot of reasons but have six other meetings scheduled.

Let me know your thoughts.



Josh



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   